Exhibit 99.1

838 — 1100 Melville Street
Vancouver, BC V6E 4A6
P: 604-899-5450
F: 604-484-4710

News Release	August 15, 2019

PLATINUM GROUP METALS ANNOUNCES US$10.4 MILLION

BOUGHT DEAL FINANCING, US$9.2 AND US$10 MILLION PRIVATE

PLACEMENTS OF COMMON SHARES AND ENTRY INTO A PAYOUT

AGREEMENT AND NEW US$20 MILLION CREDIT FACILITY

Vancouver, B.C. (August 15, 2019) — Platinum Group Metals Ltd. (PTM-TSX, PLG-NYSE.American) (the “Company” or “Platinum Group Metals”) announces that it has entered into an agreement with BMO Capital Markets (“BMO”) under which BMO has agreed to buy on a bought deal basis in the United States 8,326,957 common shares of the Company (the “Offered Shares”), at a price of US$1.25 per Offered Share for gross proceeds of approximately US$10,408,696 million (the “Public Offering”). The Company has granted BMO an option to purchase additional common shares of the Company (the “Option Shares”) equal to up to 15% of the aggregate number of Offered Shares to be sold in the Public Offering on the same terms and conditions. The Public Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-3 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”).  The Registration Statement and the prospectus supplement relating to the Public Offering do not qualify in any of the provinces or territories of Canada the distribution of the Offered Shares or the Option Shares.

No Offered Shares or Option Shares may be offered or sold, directly or indirectly, in Canada or to any resident in Canada.

In addition, the Company has entered into a series of agreements, through which, together with the proceeds from the Public Offering, it expects to repay its secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) in full, including: a new credit agreement with Sprott Private Resource Lending II (Collector), LP (“Sprott”) and the other lenders party thereto (the “Sprott Lenders”) pursuant to which the Sprott Lenders will provide a new senior secured credit facility to the Company (the “New Credit Facility”); a subscription agreement (the “Deepkloof Subscription Agreement”) with Deepkloof Limited (“Deepkloof”), a subsidiary of Hosken Consolidated Investments Limited, with respect to a private placement of common shares of the Company (the “Deepkloof Private Placement”); a payout agreement (the “Payout Agreement”) with LMM; and subscription agreement (the “LMM Subscription Agreement”) with LMM with respect to a private placement of common shares of the Company (the “LMM Private Placement” and, together with the Deepkloof Private Placement, the “Private Placements”), each as described below.

R. Michael Jones CEO of Platinum Group Metals said  “We are very pleased to enter into these agreements with the support Hosken Consolidated and Liberty as shareholders. When closed, the transaction will significantly reduce and defer secured debt, as we continue our work on the Waterberg Project.”

The Company intends to use the net proceeds of the Public Offering, together with the proceeds of the New Credit Facility and the Private Placements: (i) to repay in full the balance of the LMM Facility pursuant to the Payout Agreement; and (ii) for working capital and general corporate purposes.  The Public Offering is expected to close on or about August 21, 2019 and is subject to customary closing conditions, including stock exchange approvals, the concurrent closing of the New Credit Facility and the Private Placements, and repayment of the LMM Facility in full under the Payout Agreement.

New Credit Facility

The New Credit Facility is a US$20.0 million principal amount senior secured credit facility.  The maturity date of the New Credit Facility will be 24 months from the date of the first advance under the facility. The Company also has the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount of the New Credit Facility two business days prior to the original maturity date.  Amounts outstanding under the New Credit Facility will bear interest at a rate of 11.00% per annum, compounded monthly.

Under the New Credit Facility, the Sprott Lenders will have a first priority lien on (i) the issued shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”) and Waterberg JV Resources Proprietary Limited held, directly or indirectly, by the Company (and such other claims and rights described in the applicable pledge agreement) and (ii) all of the Company’s present and after-acquired personal property. The New Credit Facility is also guaranteed by PTM RSA.

The US$20.0 million advance under the New Credit Facility is subject to certain conditions precedent, including concurrent closings of the Private Placements and completion of the Public Offering.

In connection with the US$20.0 million advance, the Company will issue the Sprott Lenders 800,000 common shares of the Company.  The issuance of such common shares is subject to stock exchange approvals.

Deepkloof Private Placement

The Company entered into the Deepkloof Subscription Agreement with Deepkloof, for the sale of 6,940,000 common shares of the Company at a price of US$1.32 per share, for aggregate gross proceeds to the Company of US$9,160,800. The Deepkloof Private Placement closing is subject to customary closing conditions, including stock exchange approvals.

Payout Agreement and LMM Private Placement

The Company has entered into the Payout Agreement and the LMM Subscription Agreement with LMM.  Under the LMM Subscription Agreement, the Company will sell LMM 7,575,758 of the Company’s common shares at a price of US$1.32 per share, for aggregate gross proceeds to the Company of US$10.0 million.  The proceeds raised pursuant to the LMM Private Placement must be used to repay outstanding debt under the LMM Facility (the “Debt”). Under the Payout Agreement, after applying the proceeds from the LMM Private Placement against the Debt, the Company will repay the remaining balance of the Debt under the LMM Facility in full, pursuant to the terms of the Payout Agreement, by paying LMM US$33.0 million by August 31, 2019.  The Company expects to repay the LMM Facility in full using the proceeds of the Public Offering, the Private Placements and the advance under the New Credit Facility.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares or the Option Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company has filed a Registration Statement (including a prospectus and the preliminary prospectus relating to the Offered Shares and Option Shares) with the SEC for the Public Offering to which this communication relates.  Before you invest, you should read the prospectus in that Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Public Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Public Offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-414-3627.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. Platinum Group is listed on the NYSE American Exchange (PLG:NYSE.A) and the Toronto Stock Exchange (PTM:TSX). Waterberg was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Limited, the Japan Oil, Gas and Metals National Corporation (JOGMEC) and Hanwa Co. Ltd. The Company recently founded Lion Battery Technologies in partnership with Anglo American Platinum to support the use of palladium and platinum in lithium battery applications.

For further information, please contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the repayment of the Debt owing under the LMM Facility, funding of the advance under the New Credit Facility and the use of proceeds thereunder, the potential completion of the Public Offering, including the use of proceeds of the Public Offering, the potential completion of the LMM Private Placement and the use of proceeds therefrom, and the potential completion of the Deepkloof Private Placement and the use of proceeds therefrom. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to closing of the Public Offering, Private Placements and the advance under the New Credit Facility, including, but not limited to, obtaining Toronto Stock Exchange and NYSE American approvals; that the transactions described herein may not be completed on the terms and timeline indicated; additional financing requirements; the Company’s ability to comply with the terms of its indebtedness; cash flow and going concern risks; risks related to the Waterberg definitive feasibility study; risks of delays in the development of the Waterberg Project; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; any disagreements with other shareholders of the Company’s subsidiaries; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; the Company’s ability to regain compliance with NYSE American continued listing standards; and other risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.